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email address

smoalemzadeh@graubard.com

June 5, 2006

VIA FACSIMILE

Mr. John Reynolds

Division of Corporate Finance

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Arpeggio Acquisition Corporation
Amendment No. 2 to Schedule 14A
Filed May 26, 2006
File No. 000-50781

Dear Mr. Reynolds:

On behalf of Arpeggio Acquisition Corporation (“Company” or “Arpeggio”), we respond as follows to the Staff’s comment letter dated June 1, 2006 relating to the above-captioned Proxy Statement. Attached are our proposed changed pages to the Proxy Statement, which such changes will be included in a Definitive Proxy Statement to be filed on Schedule 14A. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments (with original page numbers) and provided the Company’s response to each comment immediately thereafter.

Fairness Opinion, page 13

1.	The staff notes your response to our comment number 11 in our comment letter dated May 18, 2006. You are correct that the staff mistakenly referenced the fairness opinion itself. The staff intended to reference the disclosure in the proxy materials which is now located on the bottom of page 13 of your revised proxy materials and states “Capitalink’s opinion is addressed to our board of directors only and does not constitute a recommendation to any of our stockholders as to how such stockholders should vote with respect to the merger proposal and the transactions contemplated thereby.” Provide clarification to such disclosure to reflect that stockholders are entitled to rely upon the recommendations and opinions of Capitalink as to the fairness of the transaction in making their determination as whether or not to vote in favor of

Securities and Exchange Commission

June 5, 2006

the merger proposal. Alternatively, disclose the basis for Capitalink’s belief that shareholders cannot rely upon the opinion to support claims against Capitalink arising under applicable state law. Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Capitalink would have no effect on the rights and responsibilities of either Capitalink or the board of directors under the federal securities laws.

We have revised the section entitled “Summary of the Proxy Statement – Fairness Opinion” on page 13 of the proxy statement to disclose the requested information.

Liquidation if no Business Combination, page 75

2.	The staff notes your response to our comment number 41 from our comment letter dated May 18, 2006. However, the staff is unable to locate the places in the revised proxy statement where the disclosure has been revised in response to our comment. We reissue the comment. Therefore, please fully and completely discuss the procedures for dissolution of the company pursuant to Delaware law in the event that no business combination transaction is consummated. This discussion would include all of the following issues: (i) the timing of the dissolution process; (ii) a discussion of the steps and procedures which must be undertaken in the process of dissolution (including discussions of the workings and relationship by and among Sections 275, 278, 280 and 281 of the DGCL); and (iii) a thorough discussion of the various rationale and risks associated with a determination to make distributions to stockholders pursuant to the trust agreement prior to dissolving the company pursuant to the statutory dissolution process under the DGCL, as is currently contemplated.

We will add disclosure to the Section entitled “Other Information Related to Arpeggio – Liquidation if No Business Combination” beginning on page 77 of the proxy statement to address subparagraphs (i), (ii) and (iii) of the foregoing comment. As discussed with the Staff on Thursday, June 1, 2006, in the event that the Company must dissolve, the Company will not liquidate the trust account prior to obtaining stockholder approval. Therefore, subparagraph (iii) of the foregoing comment no longer applies.

Securities and Exchange Commission

June 5, 2006

3.	Additionally, discuss all applicable debtor/creditor and/or potential bankruptcy issues or proceedings that may result if the business combination is not completed. This discussion would involve, at a minimum, all of the following issues: (i) the risks associated with the general right of creditors to seek satisfaction of their claims against the company from proceeds distributed to or distributable to the company’s stockholders; (ii) the risks and implications of actions by or on behalf of the company which may be viewed or interpreted as giving preference to one class of creditor or rights holder over another with respect to access to or distributions from the company’s assets; (iii) the risk that the distribution of the trust proceeds to the stockholders may be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”; (iv) the risks and issues which arise from the determination to make distributions to the stockholders from, the trust amount prior to dissolving the company in accordance with the DGCL; and (v) the risks that the company’s board may be viewed as having breached its fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying the stockholders from the trust amount prior to addressing the claims of creditors and/or complying with the provisions of the DGCL with respect to the dissolution and liquidation of the company.

We will add disclosure to the Section entitled “Other Information Related to Arpeggio – Liquidation if No Business Combination” beginning on page 77 of the proxy statement to address subparagraphs (i), (ii) and (iii) of the foregoing comment. As discussed with the Staff on Thursday, June 1, 2006, in the event that the Company must dissolve, the Company will not liquidate the trust account prior to obtaining stockholder approval. Therefore, subparagraphs (iv) and (v) of the foregoing comment no longer apply.

4.	Further, a risk factor dealing specifically with the risks set out in comment 3, above, should be included in the proxy.

We will add three risk factors on pages 30 and 31 which specifically deal with the risks set out in Comments 2 and 3 above.

5.	Finally, in light of the possibility that the company may not consummate a business combination transaction, may elect to distribute all of the amounts in the trust account prior to dissolving, and the company may not be subsequently dissolved, please discuss the applicability of Rule 419 to the company with respect to both the proposed transaction as contemplated by the merger proposal, as well as in any future transactions and/or securities, offerings by the company. Also reconcile the disclosure in the proxy with that in the Form S-1 registration statement filed by the company which indicates that the company will dissolve. We may have further comment.

As discussed with the Staff on Thursday, June 1, 2006, in the event that the Company must dissolve, the Company will not liquidate the trust account prior to obtaining stockholder approval. As a result, Rule 419 is not applicable.

Securities and Exchange Commission

June 5, 2006

6.	We also note in your response to our comment number 41 from our comment letter dated May 18, 2006, that the company was obligated pursuant to the underwriting agreement to obtain waiver agreements from potential targets, vendors and service providers. Please confirm that the waivers have been obtained from all potential targets, vendors and service providers and provide a listing of the parties from whom such waivers have been obtained to date. We additionally note your response to our comment number 42 from our comment letter dated May 18, 2006.

This will confirm that the Company has obtained waiver agreements from all potential targets, and all vendors and service providers to whom it owes money. We will add disclosure to this effect in the new language added in response to comments 2, 3 and 4 above, as well as on page 39 to indicate that the Company obtained such waivers from the potential targets discussed on such page. Supplementally, we wish to advise the Staff that included in the group of service providers who agreed not to make claims against the trust is the Company’s general counsel, Graubard Miller, and the Company’s financial printer. Please note that the Company, as a SPAC, has all general and administrative services covered in its $7,500 per month fee to Crescendo Advisors II LLC, an affiliate of Eric S. Rosenfeld, which eliminates the need for additional service providers. This will also confirm that the Company has advised us that the Company’s accountants, BDO Seidman, LLP, are not owed any money. As explained to the Staff in our discussion on Thursday, June 1, 2006, the Company has entered into various confidentiality and non-disclosure agreements with, and has made oral promises of confidentiality to, many parties who have agreed to waive their claims against the trust. These prevent the Company from disclosing a specific list of such entities.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Sherie B. Moalemzadeh
Sherie B. Moalemzadeh